UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

ION MEDIA NETWORKS, INC.
(Name of Subject Company)

ION MEDIA NETWORKS, INC.
(Name of Person(s) Filing Statement)

CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

46205A103
(CUSIP Number of Class of Securities)

Adam K. Weinstein, Esq.
Senior Vice President, Secretary and Chief Legal Officer
ION Media Networks, Inc.
601 Clearwater Park Road
West Palm Beach, Florida 33401
(561) 659-4122

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

David L. Perry, Jr., Esq.
Holland & Knight LLP
222 Lakeview Avenue, Suite 1000
West Palm Beach, Florida 33401
Phone: (561) 833-2000

    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

AMENDMENT NO. 2 TO SCHEDULE 14D-9

This Amendment No. 2 (this ‘‘Amendment’’) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed on May 4, 2007 and amended on May 14, 2007 (the ‘‘Schedule 14D-9’’) relating to a tender offer by CIG Media LLC, a Delaware limited liability company (including any successor, ‘‘Offeror’’), pursuant to Section 14(d)(4) under the Securities Exchange Act of 1934, as amended (the ‘‘Exchange Act’’), to purchase any and all outstanding shares of Class A common stock, par value $0.001 (the ‘‘Shares’’) of ION Media Networks, Inc., a Delaware corporation (the ‘‘Company’’), at a price of $1.46 per Share, net to the sellers in cash, without interest.

Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to them in the Schedule 14D-9. This Amendment is being filed on behalf of the Company.

Item 9.    Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and restated to amend and restate Exhibit (e)(31) as follows:

Exhibit No.	Description
(e)(31)	Confidentiality Agreement, dated as of February 1, 2007, by and between Citadel Limited Partnership and ION Media Networks, Inc.*
*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 29, 2007	ION MEDIA NETWORKS, INC.
	By:	/s/ Richard Garcia
Name: Richard Garcia
Title: Senior Vice President and Chief Financial Officer